UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 25, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL BIOPHARMACEUTICALS LTD. AGM / EGM POSTPONED UNTIL OCTOBER 2, 2007

Valley Cottage, New York, September 25, 2007 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL) announces today that its Annual General Meeting (“AGM”) and Extraordinary General Meeting (“EGM”) was postponed for one week in accordance with its articles of association due to the absence of a quorum. The postponed AGM and EGM will take place at the Company, Building 3, Kiryat Weizmann Science Park, Rehovot, Israel 76100 at 4:00 pm and 4:30pm, respectively on October 2, 2007.

Any proxy votes received at any time up to 48 hours prior to the postponed AGM and EGM will be included in the total votes counted for the AGM and EGM. Those shareholders who have a valid “proof of ownership” in Israel or a letter of representation from Computershare, the Company’s registrars, and attend the meeting in person will also be permitted to vote.

As a result of postponing the EGM, the Company anticipates that the time and date for the cancellation of the listing of its Ordinary Shares from the Official List of the United Kingdom Listing Authority, being not less than 20 business days from the date of the EGM as required by the United Kingdom Listing Rules, is now 8:00 am (London Time) on October 31, 2007.

ABOUT XTL BIOPHARMACEUTICALS LTD.

XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of neuropathic pain and hepatitis C. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain. XTL is also developing several novel pre-clinical hepatitis C small molecule inhibitors. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 25, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Cheif Executive Officer

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